Paul Arena
Chief Executive Officer
paul.arena@augme.com
Office: 212.710.9350
Mobile: 404.915.8449

April 1, 2011

Larry Sprigel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NW
Washington, D.C. 20549

Re:	Augme Technologies, Inc.
Form 10-K for the fiscal year ended February 28, 2010
Filed June 1, 2010
File No. 333-57818
(Amendment to previous letter filed 3/31/11)

Dear Mr. Sprigel:

Augme Technologies, Inc. (“Augme” or the “Company”) received your March 28, 2011 facsimile.  Provided below is Augme’s itemized response to your additional request.

1.
Refer to the proposed disclosures included in your response letter dated February 24, 2011.  Please revise your definition of reporting units to be consistent with the definition in ASC 350. Also disclose that your reporting unit is not at risk of failing step one of the goodwill impairment test, as stated in your response.  Provide us with your revised proposed disclosure.

Augme’s Response:

Impairment testing at a reporting unit level is required by both ASC 350 and GAAP.  Augme is in compliance with the requirements of ASC 350 and GAAP.   Augme has only one reporting unit.  This is reflected in the financial statements and related notes. Augme’s single reporting unit is not at risk of failing step one of the goodwill impairment test.

DISCLOSURE RELATED RESPONSE – REVISED:

Regarding, 1) the robust and comprehensive disclosure both in our footnote and in our critical accounting policies regarding our impairment testing policy; and 2) discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions;

The Company proposes to use the following footnote language:

Goodwill, Intangible Assets, and Long-lived Assets

Goodwill is carried at cost and is not amortized.  We test goodwill for impairment on an annual basis as of fiscal month end February of each fiscal year, relying on a number of factors including operating results, business plans, economic projections, anticipated future cash flows and marketplace data.  Company management uses its judgment in assessing whether goodwill has become impaired between annual impairment tests according to specifications set forth in ASC 820.

The goodwill impairment test is performed at the reporting unit level.  ASC 350 defines a reporting unit as an operating segment or one level below an operating segment (referred to as a “component”).  An operating segment is defined by ASC 280 as a component of an enterprise that earns revenues and incurs expenses, for which discrete financial information is available and management regularly reviews the operating results. Furthermore, an operating segment shall be deemed to be a reporting unit if all of its components are similar, if none of its components is a reporting unit, or if the segment comprises only a single component.  The Company has determined it has one reporting unit.

Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of the reporting unit with its carrying value. If the carrying amount exceeds its fair value, then the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of the reporting unit. If the carrying value of the goodwill of the reporting unit exceed fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess.

Based on the results of the step one annual assessments of the recoverability of goodwill, as of February 28, 2010 and 2009, the fair value of the reporting unit did not exceed its book value and therefore step two was not required. Augme’s single reporting unit is not at risk of failing step one of the goodwill impairment test.

The fair value of our reporting unit is dependent upon our estimate of future cash flows and other factors. Our estimates of future cash flows include assumptions concerning future operating performance and economic conditions and may differ from actual future cash flows. Estimated future cash flows are adjusted by an appropriate discount rate derived from our market capitalization plus a suitable control premium at date of the evaluation. The financial and credit market volatility directly impacts our fair value measurement through our weighted average cost of capital that we use to determine our discount rate and through our stock price that we use to determine our market capitalization. Therefore, changes in the stock price may also affect the amount of impairment recorded. Market capitalization is determined by multiplying the shares outstanding on the assessment date by the average market price of our common stock over a 30- day period before each assessment date. We use this 30-day duration to consider inherent market fluctuations that may affect any individual closing price. We believe that our market capitalization alone does not fully capture the fair value of our business as a whole, or the substantial value that an acquirer would obtain from its ability to obtain control of our business. As such, in determining fair value, we add a control premium to our market capitalization. To estimate the control premium, we considered our unique competitive advantages that would likely provide synergies to a market participant. In addition, we considered external market factors, which we believe, contributed to the decline and volatility in our stock price that did not reflect our underlying fair value.

Please do not hesitate to contact me with any questions or concerns.

Sincerely,

/s/ Paul R. Arena
Paul R. Arena
Chief Executive Officer